SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. )*


                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                 March 15, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                   SCHEDULE 13D

=====================                                          =================
CUSIP NO. 58446J108                                            Page 2 of 6 Pages
=====================                                          =================


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY)

     Howard Herrick
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  [_]
     OF A GROUP*                                                 (b)  [X]



________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                            [_]
     TO ITEMS 2(d) or 2(e)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF SHARES
BENEFICIALLY
OWNED               3,852,640  (includes  options  to acquire  an  aggregate  of
BY EACH             400,000 shares of Common Stock) as of March 15, 2000
REPORTING
PERSON WITH    _________________________________________________________________
               8    SHARED VOTING POWER

                    0
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                    3,852,640  (includes  options  to acquire  an  aggregate  of
                    400,000  shares  of  Common  Stock)  as of  March  15,  2000
                    ____________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,852,640 (includes options to acquire an aggregate of 400,000 shares of Common Stock) as of March 15, 2000
                    ____________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    27.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                    IN

________________________________________________________________________________


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value ("Common Stock") issued by MediaBay, Inc. (formerly Audio Book Club, Inc.), a Florida corporation (the "Company"), whose principal executive offices are located at 20 Community Place, Morristown, New Jersey 07960. All share information in this statement gives retroactive effect to a 16,282-for-1 split of the Common Stock effected in October 1997.

Item 2. Identity and Background.

     This statement is filed by Howard Herrick, Executive Vice President and a principal shareholder of the Company (the "Reporting Person"). The business address of the Reporting Person is c/o MediaBay, Inc., 20 Community Place, Morristown, New Jersey 07960. The Reporting Person is a United States citizen.

     The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     On March 15, 2000, the N. Herrick Irrevocable ABC Trust, of which Norton Herrick is the sole beneficiary and the Reporting Person is the sole trustee, purchased 250,000 shares of Common Stock in the Company's follow-on primary offering. The Trust had previously acquired 2,714,180 shares of Common Stock in connection with the formation of the Company in 1993 and 1994 and the conversion of $5,975,200 of debt into shares of Common Stock in connection with the Company's initial public offering in October 1997. As of March 15, 2000, the Reporting Person also beneficially owned 888,460 shares of Common Stock, of which 400,000 shares are issuable upon exercise of options.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Person was for investment purposes. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D although in his capacity as a director and executive officer of the Company he will be involved in any decisions of the Company to issue additional securities and to continue the Company's strategy which includes pursuing acquisitions of complementary businesses.

Item 5. Interest in Securities of the Issuer.

     As of the March 15, 2000, the Reporting Person beneficially owns an aggregate of 3,852,640 shares of Common Stock, constituting approximately 27.9% of the outstanding Common Stock. The amount includes: (i) 488,460 shares owned of record by the Reporting Person and (ii) 400,000 shares issuable upon plan options granted to the Reporting Person. The percentage used herein is calculated based upon the 13,421,866 shares of Common Stock issued and outstanding at March 15, 2000, as provided by the Company. The Reporting Person has sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates. The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Company registered all of the shares issuable under its 1997 Plan and 1999 Plan, including the shares underlying the Reporting Person's options (in accordance with the terms of the options) in a registration statement on Form S-8 which was declared effective by the Securities and Exchange Commission on July 28, 1999.

Item 7. Materials to be filed as Exhibits.

None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 22, 2000


                                                          /s/ Howard Herrick
                                                     ---------------------------
                                                           Howard Herrick